

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2018

Andrew Hirsch
Chief Financial Offier
Agios Pharmaceuticals, Inc.
88 Sidney Street
Cambridge, MA 02139

      Re: Agios Pharmaceuticals, Inc.
          Form 10-K for the Year Ended December 31, 2017
          Filed February 14, 2018
          Form 10-Q for the Quarterly Period Ended March 31, 2018
          Filed May 4, 2018
          File No. 001-36014

Dear Mr. Hirsch:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Noted to Condensed Consolidated Financial Statements
Note 5: Collaboration Agreements
Celgene Corporation
Accounting analysis and revenue recognition - collaboration revenue, page 13

1.   Please tell us why it is appropriate to recognize royalty revenue associated with IDHIFA upon the underlying sale by Celgene. In your response explain to us how the royalty relates predominantly to the license of intellectual property as stipulated in ASC 606-10-55-65A when it appears from disclosure in the first paragraph of your 2010 Agreement section on page 12 that you led discovery, preclinical and early clinical development

under the collaboration with Celgene.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact SiSi Cheng at 202-551-5004 or Mark Brunhofer at 202-551-3638 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance